Filed By:  CE Computer Equipment AG
Subject Company:  TREEV, Inc.
Commission File No.:  333-12894
This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended.


FOR IMMEDIATE RELEASE

NORTH AMERICAN                                   EUROPEAN
INVESTOR RELATIONS CONTACT:                      INVESTOR RELATIONS CONTACT:
TREEV, Inc.                                      CE Computer Equipment
Brian Hajost                                       Aktiengesellschaft
EVP, Finance and Corporate Development           Kerstin Senk
Telephone: 703.904.3185                          Manager Investor Relations
Email:  bhajost@treev.com                        Telephone: +49 (0)521/93 18-288
        -----------------                        E-mail: k.senk@ce-ag.com



          CE COMPUTER EQUIPMENT AG AND TREEV, INC. ANNOUNCE RESULTS OF
                            TREEV STOCKHOLDER MEETING

Bielefeld, Germany and Herndon, Virginia, December 28, 2000 -- CE Computer Equipment AG and TREEV, Inc. announced today that at a special meeting held earlier today, the stockholders of TREEV approved the Amended and Restated Agreement and Plan of Merger, dated as of November 19, 2000 and amended and restated as of May 8, 2000, and amended as of November 20, 2000, among CE, TREEV and a wholly owned subsidiary of Aspen Merger Corporation, acting as agent for CE.

Subject to the satisfaction or waiver of the other conditions to closing, CE and TREEV currently expect to consummate the merger on or about January 22, 2001. As soon as possible after the merger, Aspen Merger Corporation and CE will complete the contribution of the shares of the surviving corporation of the merger to CE against the issuance by CE of ordinary shares. Pursuant to the merger and the share contribution, TREEV will become a wholly owned subsidiary of CE.

Investors are urged to read the proxy statement/prospectus that was filed with the Securities and Exchange Commission by CE Computer Equipment and TREEV in connection with the merger, because it contains important information. Investors may obtain a free copy of the proxy statement/prospectus at the Commission's website: http://www.sec.gov. Investors may also obtain a free copy of the proxy statement/prospectus by contacting Investor Relations at TREEV at:
+703-476-2260, 13900 Lincoln Park Drive, Suite 300, Herndon, Virginia 20171 or investor@treev.com.

STATEMENTS MADE IN THIS RELEASE THAT STATE THE BELIEFS OR EXPECTATIONS OF CE COMPUTER EQUIPMENT, TREEV OR THEIR RESPECTIVE MANAGEMENTS AND WHICH ARE NOT HISTORICAL FACTS OR WHICH APPLY PROSPECTIVELY ARE FORWARD-LOOKING STATEMENTS. IT IS IMPORTANT TO NOTE THAT ACTUAL RESULTS AND EVENTS COULD DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.